Exhibit 99.1

June 28, 2018

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Completion of Divestment of Data Center Services Business

Please refer to our letter dated March 14, 2018 informing about the proposal to divest Wipro’s hosted data center services business, consisting of Wipro Data Centre and Cloud Services, Inc. (USA), a portion of data center business in Germany and UK, and certain employees in India who support the above operations, to Ensono, a leading hybrid IT services provider, for an aggregate consideration of USD 405 million.

We would like to inform that the divestment of Wipro Data Centre and Cloud Services, Inc., and data center business in Germany and UK have been completed on June 27, 2018, for a consideration of USD 399 million. The impact of this divestment is expected to reflect in the financials of the Company for the quarter ending June 30, 2018.

The divestment of data center operations in India is likely to be completed during the quarter ending September 30, 2018, subject to receipt of requisite regulatory approvals and customary closing conditions. Upon completion of such divestment, the Company will receive the remaining consideration of USD 6 million from Ensono.

Further, Wipro LLC, a wholly owned subsidiary of Wipro Limited, has completed the acquisition of 10.2% stake in Ensono Holdings, LLC on June 27, 2018.

Thanking you,

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary